Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2011	2010
NUMERATOR:
Loss attributable to the Company – common shares	$(131,832)	$(175,414)
Less: Participating securities dividends	1,213	1,150
Less: Income (loss) attributable to the Company – unvested shares	—	—

Net loss attributable to the Company per common share – basic and diluted	$(133,045)	$(176,564)

DENOMINATOR:
Weighted average common shares outstanding - basic	82,260	81,427
Effect of dilutive securities:
Stock options and common stock warrants (1)	—	—

Weighted average common shares outstanding - diluted	82,260	81,427

Net loss attributable to the Company per common share:
Basic	$(1.62)	$(2.17)
Diluted	$(1.62)	$(2.17)

(1)	Equity awards of 3.7 million and 6.1 million were outstanding as of March 31, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

We completed a voluntary stock option exchange program on March 21, 2011 and exchanged 2.5 million stock options granted under the 2008 Executive Incentive Plan for 1.3 million replacement stock options with a lower exercise price and different service and performance vesting conditions. We accounted for the exchange program as a modification of the existing awards under ASC 718 and will recognize incremental compensation expense of approximately $1.0 million over the service period of the new awards.